# United Community Enters Into an Agreement to Sell Navitas

## Sharpens Strategic Focus on Core Business and Enhances Shareholder Value

### June 12, 2026









# Caution About Forward-Looking Statements

This Report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither statements of historical or current fact nor are they assurances of future performance and generally can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "could," "should," "projects," "plans," "goal," "targets," "potential," "estimates," "pro forma," "seeks," "intends," "anticipates," "assumes," "illustrates," "likely," "predict," "continue" or similar expressions. Examples of forward-looking statements include, but are not limited to, statements United makes about (i) the completion and anticipated benefits of the Transaction, (ii) financial projections and the pro forma financial impact of the Transaction, including impacts on earnings or loss per share, tangible book value per share, and common equity tier 1 capital, (iii) United's plans, objectives and strategies, and (iv) the assumptions that underlie United's forward-looking statements. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Because forward-looking statements relate to the future, they are subject to known and unknown risks, uncertainties, assumptions, and changes in circumstances, many of which are beyond United's control, and that are difficult to predict as to timing, extent, likelihood and degree of occurrence, and that could cause actual results to differ materially from the results implied or anticipated by the statements.

Factors that could cause or contribute to such differences include, but are not limited to, the following:
- the risk that the Transaction may not be completed on the currently anticipated terms or at all, including due to the failure to satisfy closing conditions or obtain required regulatory approvals;
- the risk that any financial benefits from the Transaction may not be realized or may take longer than anticipated to be realized;
- the occurrence of any event, change, or other circumstances that could give rise to the termination of the Purchase Agreement;
- the effect of potential adverse reactions or changes to business relationships, including with customers, counterparties, and employees, resulting from the announcement or completion of the Transaction;
- the possibility that the costs, fees, expenses and charges related to the Transaction may be unexpected or greater than anticipated;
- diversion of management's attention from ongoing business operations;
- the risk of potential litigation or regulatory action related to the Transaction;
- negative economic and political conditions that adversely affect the general economy, the banking sector, housing prices, the real estate market, the job market, consumer confidence, the financial condition of our borrowers and consumer spending habits, which may affect, among other things, the levels of nonperforming assets, charge-offs and provision expense;
- changes in loan underwriting, credit review or loss policies associated with economic conditions, examination conclusions or regulatory developments;
- the potential effects of pandemics or public health conditions on the economic and business environments in which we operate, including the impact of actions taken by governmental authorities to address these conditions;
- strategic, market, operational, liquidity and interest rate risks associated with our business;
- potential fluctuations or unanticipated changes in the interest rate environment, including interest rate changes made by the Board of Governors of the Federal Reserve System, replacement or reform of other interest rate benchmarks, as well as cash flow reassessments may reduce net interest margin and/or the volumes and values of loans made or held as well as the value of other financial assets;
- any unanticipated or greater than anticipated adverse conditions in the national or local economies in which we operate;
- our loan concentration in industries or sectors that may experience unanticipated or greater than anticipated adverse conditions than other industries or sectors in the national or local economies in which we operate;
- the risks of expansion into new geographic or product markets;
- risks with respect to our ability to identify and complete future mergers or acquisitions as well as our ability to successfully expand and integrate those businesses and operations that we acquire;
- our ability to attract and retain key employees;
- competition from financial institutions and other financial service providers including non-bank financial technology providers and our ability to attract customers from other financial institutions;
- losses due to fraudulent and negligent conduct of our customers, third-party service providers or employees;
- cybersecurity risks and the vulnerability of our network and online banking portals, and the systems or parties with whom we contract, to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches that could adversely affect our business and financial performance or reputation;
- our reliance on third parties to provide key components of our business infrastructure and services required to operate our business;
- the risk that we may be required to make substantial expenditures to keep pace with regulatory initiatives and the rapid technological changes in the financial services market, including those accelerated by the use of artificial intelligence and machine learning;
- the availability of and access to capital, particularly if there were to be increased capital requirements or enhanced regulatory supervision;
- legislative, regulatory or accounting changes that may adversely affect us;
- volatility in the allowance for credit losses resulting from the current expected credit losses methodology, either alone or as that may be affected by conditions affecting our business;
- adverse results (including judgments, costs, fines, reputational harm, inability to obtain necessary approvals and/or other negative effects) from current or future legislation, litigation, regulatory proceedings, examinations, investigations, or similar matters, or developments related thereto;
- government shutdowns, the effect of which could delay legislative activities or regulatory approval processes that could be harmful to our customers, business activities and strategic initiatives;
- any matter that would cause us to conclude that there was impairment of any asset, including intangible assets, such as goodwill;
- limitations on our ability to declare and pay dividends and other distributions from United Community Bank to United, which could affect United's liquidity, including its ability to pay dividends to shareholders or take other capital actions;
- the potential effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as inflation or recession, terrorist activities, wars and other foreign conflicts, climate change and weather related events, disruptions in our customers' supply chains, disruptions in transportation, essential utility outages or trade disputes and tariffs including threats thereof, either imposed by the U.S. or other trading partners in retaliation to U.S. tariffs; and
- other risks and uncertainties disclosed in documents filed or furnished by us with or to the SEC, any of which could cause actual results to differ materially from future results expressed, implied or otherwise anticipated by such forward-looking statements.

Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2025 and other documents subsequently filed by United with the U.S. Securities and Exchange Commission ("SEC"), which are available on the SEC website at www.sec.gov.

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place any undue reliance on any such forward-looking statements. We do not intend to and, except as required by law, hereby disclaim any obligation to update or revise any forward-looking statement contained in this Report, which speaks only as of the date of its filing with the SEC, whether as a result of new information, future events, or otherwise.

United qualifies all forward-looking statements by these cautionary statements.



# Continued Focus on Core Banking Business with Enhanced Strategic Flexibility

**1  Attractive Monetization of a Strong, but Non-Core, Asset**

- Attractive valuation supported by robust growth and stewardship of business under United Community ownership since 2018
- Capitalizes on strong market interest for high-quality equipment finance platforms
- Allows greater focus of resources, management attention, and capital on core relationship banking business, where United Community has clear competitive strengths

| $1.9bn / ~7%[1] | +$109mm[2] |
|---|---|
| Purchase Price / Premium to Par | One-Time Pre-Tax Earnings Impact |

**2  Meaningfully Reduces Risk Profile of Loan Portfolio**

- Enhances United Community's credit profile, reducing potential earnings volatility and supporting a lower capital target over time
- Cash proceeds of $1.9bn expected to be reinvested in securities portfolio with an aggregate yield of 4.0-4.5% and duration of < 2 years, positioning balance sheet favorably for evolving rate environment

| ~50% of NCOs | 0.12% |
|---|---|
| Navitas as % of NCOs (LTM as of 1Q'26) | NCOs ex Navitas (LTM as of 1Q'26) |

**3  Strengthens United Community's Capital and Liquidity Position**

- Additive to United Community's already strong capital ratios through gain on sale, ALLL release, and reduction in risk-weighted assets
- Sale of business to have no impact on deposit base
- Differentiated liquidity and capital position for United Community to opportunistically advance core growth initiatives

| +145bps | +$1.9bn |
|---|---|
| CET1 Capital | Incremental Liquidity |

**4  Prioritizes Core Organic Growth and Enhances Financial Flexibility**

- Continued allocation of resources to United Community's highest-value segment, core banking relationships
- Significant upside potential from continued expansion of commercial banking business supported by incremental banker hiring and normalization of Loan / Deposit and capital ratios
- Enhances flexibility for potential balance sheet optimization, share repurchases, and / or strategic M&A

| 74% | 14.5%[3] |
|---|---|
| Pro Forma Loans / Deposits | Pro Forma CET1 Capital Ratio |

(1) Reflects estimated purchase price and premium based on 3/31/26 financials.
(2) Includes expected release of $42mm of ALLL.
(3) Reflects illustrative CET1 capital ratio as of Q1'26 pro forma for sale of Navitas and acquisition of Peach State, which are expected to close in Q3'26.

# Business and Transaction Overview



## Business Overview

- Navitas Credit Corp, an equipment finance subsidiary of United Community, specializes in financing essential-use, small-dollar equipment for small and mid-sized businesses
- NLFC Reinsurance, a captive reinsurance subsidiary of United Community, drives incremental earnings and capital efficiency through disciplined risk retention and reinsurance strategies
- 207 employees and 6 locations
- Experienced significant growth since United Community's acquisition, with an 18% loan CAGR since 2018
- Founded in 2008 and headquartered in Ponte Vedra, FL

### Navitas' Key Financials as of Q1'26 ($mm)

| | |
|---|---|
| Loan Interest Income | $39 |
| Non-Interest Income | 4 |
| **Gross Revenue** | **$43** |
| Provision Expense | 3 |
| Non-Interest Expenses | 9 |
| Reference: Net Charge-Offs | 6 |
| **Total Loans (GAAP)** | **$1,897** |
| *% of United Community Loans* | *10%* |
| *Wtd. Average Yield* | *8.35* |



## Transaction Overview

- Sale of Navitas Credit Corp. and NLFC Reinsurance Corp., including a $1.8bn equipment finance portfolio[1] and substantially all other assets and liabilities[2]
- Cash purchase price of $1.9bn, representing a ~7% premium to the par value of Navitas' loan portfolio
- Estimated transaction expenses of ~$10mm
- The acquiror is Navitas TopCo LLC, a newly formed acquisition vehicle owned by funds managed by Wafra Inc.
- Closing expected in Q3 2026

### Sale of Navitas - Estimated One-Time Impact ($mm)[3]

| | |
|---|---|
| **Estimated Purchase Price** | **$1,936** |
| (-) Loans & Leases Sold (Par Value) | 1,807 |
| (-) Capitalized Origination Costs | 52 |
| **Pre-Tax Gain on Sale (Impact at Close)** | **$77** |
| (+) ALLL Release (Impact in Q2'26) | 42 |
| (+) Other Transaction Adjustments[4] | (10) |
| **One-Time Pre-Tax Earnings Impact** | **+$109** |
| Tax Impact | 27 |
| **One-Time Post-Tax Earnings Impact** | **+$81** |
| **TBVPS Impact** | **+$0.67**[5] |



## Overview of Wafra

- Global alternative investment manager focused on Strategic Partnerships, Real Assets & Infrastructure, and Real Estate with $30bn of AUM
- Founded in 1985 and headquartered in New York, NY

Note: Financial information, including estimated one-time earnings impact, as of 3/31/26. Final purchase price may differ based on balance sheet figures as of close and customary purchase price adjustments.
(1) Reflects par value of loan portfolio sold, excluding capitalized origination costs. United Community to retain approximately ~2% of loan portfolio.
(2) No impact to intangibles expected, given transaction qualifies as asset sale for accounting purposes.
(3) Excludes purchase price adjustments for Navitas non-portfolio assets / liabilities sold, which will be neutral to the one-time earnings impact.
(4) Represents estimated transaction-related expenses.
(5) Per share impact based on estimated share count pro forma for Peach State acquisition.



# Pro Forma Financial Impact

### Illustrative Financial Impact as of Q1'26



- After closing, United Community will explore various capital deployment alternatives including:

  - Continued **organic growth of core community banking franchise**

  - Balance sheet optimization and incremental share repurchases

  - Opportunistic M&A consistent with established strategy of small, in-market transactions

- United Community expects Navitas EPS impact to be offset as excess capital is deployed over time, while concurrently lowering the risk profile of the franchise

(1) Estimated adjustment of $0.02 includes full impact of Peach State acquisition, inclusive of Peach State's earnings, fully phased-in synergies, purchase accounting, and other merger-related adjustments. Please refer to page 9 for additional detail on non-GAAP reconciliation.

(2) Assumes reinvestment of cash proceeds into securities portfolio with an aggregate yield of 4.0-4.5%, duration of < 2 years, and 0-20% risk-weighting. One-time capital and tangible book value impact also assumes the reversal of $42 million of reserves associated with loan portfolio sold.

(3) Estimated EPS range pro forma for various capital deployment alternatives, including share repurchases (~$300mm) at current market price ($33.26 as of June 8th, 2026) or deployment at various ROICs (10-12%).



# Pro Forma Loan Portfolio Composition

## Pre-Transaction Loan Portfolio (Q1'26)(2)


Resi.
Construction
Other
Consumer
Commercial
Construction
1% 1%
Home Equity
6%
7%
Residential
Mortgage
16%
$20.1bn(1)
44%
C&I
25%
CRE

**Loan Yield: 6.00%(2)**

**Loans / Deposits: 81%(2)**

**NCOs (LTM 1Q'26): 0.22%(2)**

## Pro Forma Loan Portfolio (Q1'26)(2)


Resi.
Construction
Other
Consumer
Commercial
Construction
1% 1%
Home Equity
6%
8%
38%
Residential
Mortgage
18%
$18.2bn(1)
C&I
28%
CRE

**Loan Yield: 5.77%**

**Loans / Deposits: 74%**

**NCOs (LTM 1Q'26): 0.12%**

(1) Excludes impact of fair value hedge basis adjustments.
(2) Reflects combined United Community and Peach State balances. Does not reflect purchase accounting adjustments.

# Navitas Selected GAAP Financial Information

| $ in millions | FY 2025 | Q1'26 |
|---|---|---|
| **Key Portfolio Data** | | |
| Loans & Leases - HFI | $1,848 | $1,897 |
| Loans & Leases - Serviced | 194 | 180 |
| **Managed Loans & Leases, Ending Balance** | **$2,042** | **$2,077** |
| **Income Statement** | | |
| Loan Interest Income | $148 | $39 |
| Non-Interest Income | 18 | 4 |
| **Gross Revenue** | **$166** | **$43** |
| **Provision Expense** | **$19** | **$3** |
| **Total Non-Interest Expense** | **$32** | **$9** |
| **Reference: Net Charge-Offs** | **$21** | **$6** |



# Non-GAAP Reconciliation Tables

|  | Q1'26 |
|---|---|
| **Diluted income per common share reconciliation** | |
| Diluted income per common share (GAAP) | $0.69 |
| Gain on termination of cash flow hedge | (0.03) |
| Payroll transition bonus | 0.04 |
| FDIC special assessment accrual reversal | (0.01) |
| Merger-related and other charges | 0.01 |
| **Diluted income per common share - operating** | **0.70** |
| Estimated impact of Peach State acquisition, fully phased in | 0.02 |
| **Adjusted diluted income per common share - operating** | **$0.72** |
| **Book value per common share reconciliation** | |
| Book value per common share (GAAP) | $30.54 |
| Effect of goodwill and other intangibles | (7.98) |
| **Tangible book value per common share** | **22.56** |
| Estimated impact of Peach State acquisition | (0.38) |
| **Adjusted tangible book value per share** | **$22.18** |

Note: For additional information, please refer to United Community's March 2026 Form 10-Q.

